

Jonn Morningstaur

Publisher & Marketing Consultant

Reno, Nevada

Connect

Alliance Group

San Fernando Valley State College (AKA: Cal State…

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 191 connections

Experience

Owner
Alliance Group
2000 – Present · 18 yrs

Executive Director
Alliance Press
1988 – Present · 30 yrs

Education

San Fernando Valley State College (AKA: Cal State Northridge)
Bachelor of Applied Science - BASc, Business, Management, Marketing, and Related Support Services
1962 – 1965

Skills & Endorsements

Public Speaking · 2
Rochele HC Hirsch and 1 connection have given endorsements for this skill

Small Business · 2
Brett Bashawaty and 1 connection have given endorsements for this skill

Entrepreneurship · 1
Lisamarie Wand has given an endorsement for this skill

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